

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

<u>Via U.S. Mail and Facsimile to 408-907-8097</u>

Patrick C.S. Lo
Chairman and Chief Executive Officer
NETGEAR, Inc.
350 East Plumeria Drive,
San Jose, CA 96134

  Re: **NETGEAR, Inc.**
    Form 10-K for the fiscal year ended December 31, 2009
    Filed March 1, 2010
    File No. 000-50350

Dear Mr. Lo:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Larry Spirgel
        Larry Spirgel
        Assistant Director